UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the following information:

Name:  Small Cap Value Fund, Inc.

Address of Principal Business Office:
8150 N. Central Expressway, Suite 101, Dallas, Texas  75206

Telephone Number:  214-360-7410

Name and Address of agent for service of process:
Laura S. Adams, 8150 N. Central Expwy Suite 101, Dallas, Texas 75206

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of
Form N-8A:   YES

Signatures:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Dallas and state of Texas on the 5th day of July, 2005.



        (SEAL)





Small Cap Value Fund, Inc.

By:  /s/ Laura S. Adams, President
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Laura S. Adams